April 7, 2010
VIA EDGAR CORRESPONDENCE
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	DynCorp International Inc.
Form 10-K for Fiscal Year Ended April 3, 2009
Filed June 11, 2009
Dear Ms. Collins:
Thank you for your letter dated March 24, 2010 to Mr. Michael J. Thorne related to the Securities and Exchange Commission’s (“Commission”) comments on DynCorp International Inc.’s Form 10-K for the fiscal year ended April 3, 2009. I am responding to your letter as Vice President — Controller of DynCorp International LLC, the wholly owned operating company of DynCorp International Inc. (the “Company”). I reiterate the Company’s commitment to provide full and fair disclosure to investors and welcome suggestions for enhancing the overall disclosures contained in its periodic filings with the Commission.
Attached are DynCorp International Inc.’s responses to each of your specific comments. For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Thank you for your consideration of our responses and observations to your comments.
Pursuant to your request, DynCorp International Inc. hereby acknowledges that:
–	it is responsible for the adequacy and accuracy of the disclosure in its filings;

–	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and

–	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions, need any additional information or wish to discuss this letter in greater detail, please contact me at (817) 224-1610.
Sincerely,

/s/ Bradley G. Graham
Bradley G. Graham
Vice President-Controller
cc: Gregory S. Nixon, Senior Vice President, General Counsel & Chief Compliance Officer
cc: Michael J. Thorne, Senior Vice President and Chief Financial Officer

DynCorp International Responses
Form 10-K for Fiscal Year Ended April 3, 2009
Part I
Item 1. Business, page 3
Comment 1
We note your assertion in response to prior comment 1 that you do not believe you are substantially dependent on any one of your contracts for the reasons stated. Please tell us in quantitative terms the percentage of revenue generated from your significant government contracts in 2009. To the extent you were substantially dependent on one or more contracts in 2009, any such contracts should be filed as exhibits to your Form 10-K.
Response
Please find below, in quantitative terms, the percentage of total revenue generated during fiscal year 2009 from the contracts discussed in our Form 10-K filed with the SEC on June 11, 2009.

	2009 Revenue	Percent of Total
Contract	(in thousands)	Revenue

INSCOM/GLS (1)	$709,132	22.9%
Civilian Police Program	650,170	21.0
Contract Field Teams	350,432	11.3
INL Air Wing	300,774	9.7
Life Cycle Contractor Support	196,855	6.3
Africa Peacekeeping Consolidated	81,292	2.6
WRM — War Reserve Materiel	63,258	2.0
C-21 Contractor Logistics Support	52,527	1.7
Andrews Air Force Base	43,197	1.4
Columbus Air Force Base	40,895	1.3
Army Pre Positions Stock Afloat	30,102	1.0
UAE General Maintenance Corps	25,216	0.8
California Dept of Forestry Consolidated	21,085	0.7
LOGCAP IV	4,680	0.2

Subtotal	$2,569,615	82.9%
All Others	531,478	17.1
Total	$3,101,093	100.0%

(1)	As disclosed in Note 15 in our Form 10-K filed with the SEC on June 11, 2009, the Company owns 51% of the consolidated GLS joint venture, the prime contractor on the INSCOM contract.
As discussed in the Company’s response letter dated March 5, 2010, the Company respectfully informs the Staff that it has not filed as exhibits any agreements for the provision of goods and services to any of its customers (i.e. primarily the U.S. Government) because the agreements are ordinary course agreements, any one of which the Company’s business is not substantially dependent.
Item 601(b)(1) of Regulation S-K provides that “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless ... (B) the registrant’s business is substantially dependent as in the case of continuing contracts to sell the major part of registrant’s products of services ....”
Ordinary Course: 96% of our contracts are for the U.S. Government. The Company offers the same or similar services to all of its customers, which consists of over 30 U.S. governmental agencies and departments.

Not Continuing Contracts: A contract’s revenue and percentage of total revenue fluctuates from year to year. These fluctuations can be due to contract length or contract structure, such as with indefinite delivery, indefinite quantity type contracts. The majority of our contracts are awarded for one year base periods with subsequent option years available subject to changing governmental priorities. Indefinite delivery, indefinite quantity type contracts are often awarded to multiple contractors and provide the opportunity for awarded contractors to bid on task orders issued under the contract. Our top three contracts in terms of revenue for fiscal year 2009 were comprised of a combined 31 different task orders. For this reason, the Company flexibly staffs for each contract. If we lose a contract, we terminate or reassign the employees associated with the contract, hence cutting direct cost and overhead. Accordingly, the termination of any contract presents little risk to the Company.
For example, should we lose our largest contract, INSCOM, both the revenue and the cost of services, including overhead, would cease to be earned and expensed respectively. Since our business is primarily service based (i.e., we do not incur substantial costs associated with fixed assets), our business is scalable by means of employee and direct cost reductions. In addition, as indicated in our prior letter, the elimination of employees would not generate significant separation costs. Moreover, the indirect costs that are absorbed by any one contract could be absorbed by the remaining contracts without a significant impact to our business or competitiveness.
Our capital structure also supports our scalability as our primary capital requirements are working capital related, which are variable with our overall revenue stream. The nature of our contracts does not require investments in fixed assets and we do not have significant fixed asset investments or significant agreements tied to a single contract upon which our business materially depends. Because of this, our capital structure provides us flexibility where we can support our debt load even at significantly lower revenue levels. For example, in fiscal year 2009, our total revenue was $3.1 billion with interest expense of $58 million and total debt of $599 million. In fiscal year 2008, our total revenue was $2.1 billion with interest expense of $55 million and total debt of $593 million. Moreover, if we lost any one of the contracts listed above, we would still be above our debt service levels from fiscal year 2008.
Based on the foregoing, the Company respectfully reaffirms its position that it is not “substantially dependent” upon any one of its contracts. In the event that any one of the abovementioned contracts was terminated for whatever reason, the Company believes that while it would suffer a meaningful loss of revenue, its business as a whole would not materially change.
Finally, the Company does not believe that filing any of the abovementioned contracts would provide information relevant to an investor’s decision to purchase the Company’s securities. The terms of the U.S. Government contracts are substantially similar to all other U.S. Government contracts that the Company has entered into in the past and expects to continue to enter into in the future. The Company respectfully notes that it has disclosed the services provided, principal customer, estimated total contract value and risks associated with executing these contracts in its Form 10-K (e.g., Item 1, 1A, 3, and 7).
Part III
Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed June 15, 2009)
Compensation Discussion and Analysis, Page 12
Comment 2
We note that your response to prior comments 8 and 9 do not provide the information requested on an individualized basis. Please ensure that your expanded disclosure explains on an individualized basis how the compensation committee determined the specified amount of each element of compensation to pay each named executive officer. In this regard, we note that the specific factors you considered in adjusting compensation, which includes initial compensation levels, the impact of Class B equity based compensation, and consideration of percentage increases in annual base compensation during the employment period, are discussed on a generalized basis. The same is true of your discussion of personal performance. Your disclosure should address the extent to which compensation is adjusted upward or downward for each named executive officer, the reasons for those adjustments, and, to the extent there are differences, the reasons for any variations. In addition, your disclosure should address how the actual amounts paid to your named executive officers compare to the benchmark used.
Response
Please see below for the manner in which the compensation committee determined the specified amount of each element of compensation for named executive officers on an individualized basis. As previously disclosed in our Proxy Statement filed with the SEC on June 15, 2009, during fiscal year 2008, the Compensation Committee engaged Frederick W. Cook to review the long-term compensation paid to our NEOs and to identify competitive levels of compensation and appropriate compensation elements. All market information referred to below was received from Frederick Cook.
William L. Ballhaus joined the Company in May 2008 as the President and CEO. His base salary for fiscal year 2009 of $650,000 was 32% below the market median salary. This is due primarily to him being new to the Company and this being his first CEO position. Mr. Ballhaus also received equity based compensation in the form of 100,000 restricted stock units negotiated during the recruitment process. Under the terms of his agreement, half of these awards were service-based and vest ratably over a three year period on the anniversary of Mr. Ballhaus’ employment commencement date, on May 19th, 2008. The remaining 50,000 RSUs were performance-based, tied to specific performance goals for fiscal year 2009 and vest ratably over a three year period on the anniversary of Mr. Ballhaus’ employment commencement date. Mr. Ballhaus’ fiscal year 2009 total RSU grant was 2.46 times his base salary, compared to the market median of 2.96 times his base salary. This ratio does not consider the three year vesting which results in annual compensation from the RSU grant being approximately one third of this total. Mr. Ballhaus also participated in our Executive Incentive Program (“EIP”) with his target bonus for fiscal year 2009 set at a minimum $625,000 with the potential to earn a higher payout if Company results exceed performance targets. The Compensation Committee offered Mr. Ballhaus a guaranteed minimum EIP award as an incentive to join the Company. Mr. Ballhaus’ targeted EIP of 100% of his base salary for fiscal year 2009 was consistent with the market median for this compensation element. Other compensation, including 401K matching, paid time off and cost of insurance policies, is consistent with market practice and is not a significant portion of Mr. Ballhaus’ compensation. Other than the minimum EIP bonus, there were no discretionary adjustments made by the Compensation Committee for any compensation element for Mr. Ballhaus. Based on the judgment of the Compensation Committee, each of the compensation elements, considered in aggregate, were believed to be appropriate.
Herbert J. Lanese’s compensation was impacted by his employment termination on May 19, 2008 by us, without cause. In connection with Mr. Lanese’s termination, we provided him with severance in accordance with his employment agreement.
Robert B. Rosenkranz’s base salary increased 4%, from $408,000 to $424,000, considering his performance and an economic adjustment in his compensation of 3% to 4%. Mr. Rosenkranz’s increased base salary was 21% below the market median salary for his position, primarily due to his internal promotion to his current role as Chief of Staff, which was a new role for Mr. Rosenkranz and the Company. Mr. Rosenkranz also received equity based compensation in the form of Class B Interests. Mr. Rosenkranz’s Class B Interests were granted in prior year’s and vests over a five year period. The market value of Mr. Rosenkranz’s Class B Interests vesting in fiscal year 2009 was 1.2 times his base salary as compared to the market median of 1.6 times base salary. No additional equity based compensation was granted during the fiscal year. Mr. Rosenkranz also participated in our EIP program during the fiscal year. Mr. Rosenkranz’s eligible EIP target was set at 60% of his base salary as compared to the market median of 78% for comparable positions. Other compensation, including 401K matching, paid time off and cost of insurance policies, is consistent with market practice and is not a significant portion of Mr. Rosenkranz’s compensation. There were no discretionary adjustments made by the Compensation Committee for any compensation element for Mr. Rosenkranz. Based on the judgment of the Compensation Committee, each of the compensation elements, considered in aggregate, were believed to be appropriate.
Curtis L. Schehr’s base salary increased 3%, from $355,000 to $367,000, considering his performance and an economic adjustment in his compensation of 3% to 4%. At the increased level, his base salary was 9% below the market median salary for his position. Mr. Schehr also received equity based compensation in the form of Class B Interests. Mr. Schehr’s Class B Interests were granted in prior year’s and vests over a four year period. The market value of Mr. Schehr’s Class B Interests vesting in fiscal year 2009 was 0.7 times his base salary as compared to the market median of 1.3 times base salary. No additional equity based compensation was granted during the fiscal year. Mr. Schehr also participated in our EIP program during the fiscal year. Mr. Schehr’s eligible EIP target was set at 50% of his base salary as compared to the market median of 60%. Other compensation, including 401K matching, paid time off and cost of insurance policies, is consistent with market practice and is not a significant portion of Mr. Schehr’s compensation. There were no discretionary adjustments made by the Compensation Committee for any compensation element for Mr. Schehr. Based on the judgment of the Compensation Committee, each of the compensation elements, considered in aggregate, were believed to be appropriate.
Michael J. Thorne’s base salary increased 4%, from $380,000 to $395,000, considering his performance and an economic adjustment in his compensation of 3% to 4%. At the increased level, Mr. Thorne’s base salary was 15% below the market median salary for his position, primarily due to his current role being his first role as a CFO. Mr. Thorne’s equity based compensation consisted only of Class B Interests, granted in a previous year with a five year annual vesting period. The market value of Mr. Thorne’s Class B Interests vesting in fiscal year 2009 was 1.1 times his base salary as compared to the market median of 1.4 times base salary. No additional equity based compensation was granted during the fiscal year. Mr. Thorne also participated in our EIP program during the fiscal year. Mr. Thorne’s eligible EIP target was set at 60% of his base salary as compared to the market median of 65% due to similar reasons as described for base salary. Other compensation, including 401K matching, paid time off and cost of insurance policies, is consistent with market practice and is not a significant portion of Mr. Thorne’s compensation. There were no discretionary adjustments made by the Compensation Committee for any compensation element for Mr. Thorne. Based on the judgment of the Compensation Committee, each of the compensation elements, considered in aggregate, were believed to be appropriate.
Natale S. DiGesualdo’s base salary increased 3%, from $320,000 to $331,000, considering his performance and an economic adjustment in his compensation of 3% to 4%. Mr. DiGesualdo’s increased base salary was 25% below the market median salary for his position, primarily due to his internal promotion to his current role with no previous experience as a division president. Mr. DiGesualdo’s equity based compensation consisted only of Class B Interests, granted in a previous year with a five year annual vesting period. The market value of Mr. DiGesualdo’s Class B Interests vesting in fiscal year 2009 was 1.1 times his base salary as compared to the market median of 1.5 times base salary. No additional equity based compensation was granted during the fiscal year. Mr. DiGesualdo also participated in our EIP program during the fiscal year. Mr. DiGesualdo’s eligible EIP target was set at 60% of his base salary as compared to the market median of 70% due to similar reasons as described for base salary. Other compensation, including 401K matching, paid time off and cost of insurance policies, is consistent with market practice and is not a significant portion of Mr. DiGesualdo’s compensation. There were no discretionary adjustments made by the Compensation Committee for any compensation element for Mr. DiGesualdo. Based on the judgment of the Compensation Committee, each of the compensation elements, considered in aggregate, were believed to be appropriate.
In future filings, we will expand our disclosure similar in scope and content of this response, subject to modification as appropriate.
Comment 3
In response to prior comment 10, you indicate that incentive bonus compensation targets and equity-based compensation grants are set based on a percentage of base salary, with a consideration of comparative market data and achievement of total compensation targets. Given your statement that 2009 incentive bonus compensation was solely determined based on actual company performance as compared to targeted performance, please disclose the percentage of base salary upon which equity-based compensation grants were based for each named executive officer. In addition, discuss on an individualized basis and in specific and quantified terms the impact that comparative market data and the achievement of total compensation had on determining compensation amounts.
Response
We respectfully direct the Staff’s attention to our response to Comment #2, which provides additional information as requested on an individualized basis.
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